UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company"), and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Orckit Communications Ltd. (OTCQB: ORCT) today reported results for the third quarter and nine months ended September 30, 2012.  The Company's unaudited condensed consolidated statements of operations and balance sheets are set forth below.

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	September 30	December 31
	2012	2011
ASSETS

Current assets:
Cash and short term marketable securities	$5,743	$23,188
Trade receivables	5,029	6,482
Other receivables	1,270	2,238
Inventories	4,306	4,082

Total current assets	16,348	35,990

Severance pay fund	2,781	3,248
Property and equipment, net	651	1,050
Deferred issuance costs, net	-	34

Total assets	$19,780	$40,322

LIABILITIES NET OF CAPITAL DEFICIENCY

Current liabilities:

Trade payables	$1,703	$2,988
Accrued expenses and other payables	4,483	6,178
Deferred income	1,422	1,478

Convertible subordinated notes, series A	14,744	24,908
Adjustments due to convertible notes conversion terms	89	(226)
Convertible subordinated notes series A, net	14,833	24,682

Total current liabilities	22,441	35,326

Long term liabilities :

Convertible subordinated notes, series B	1,303	4,389
Long-term loan from shareholders	400	-
Deferred income	609	778

Accrued severance pay and other	3,272	3,944

Total long term liabilities	5,584	9,111

Total liabilities	28,025	44,437

Capital deficiency	(8,245)	(4,115)

Total liabilities net of capital deficiency	$19,780	$40,322

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011

Revenues	$2,153	$3,590	$8,922	$13,115

Cost of revenues	575	1,938	3,542	7,469

Gross profit	1,578	1,652	5,380	5,646

Research and development expenses, net	1,498	2,306	4,770	8,439

Selling, marketing, general and administrative expenses	2,063	3,148	7,451	10,342

Total operating expenses	3,561	5,454	12,221	18,781

Operating loss	(1,983)	(3,802)	(6,841)	(13,135)

Financial income (expenses), net	676	935	(84)	228
Adjustments due to Series A and Series B convertible notes	954	967	706	26
Total financial income (expense), net	1,630	1,902	622	254
Other income	-,-	369	-,-	369

Net loss	$(353)	$(1,531)	$(6,219)	$(12,512)

Net loss per share - basic	$(0.01)	$(0.07)	$(0.25)	$(0.55)

Net loss per share - diluted	$(0.04)	$(0.16)	$(0.25)	$(0.57)

Weighted average number of shares outstanding – basic	29,216	22,746	24,933	22,665

Weighted average number of shares outstanding – diluted	30,643	27,110	25,857	24,033

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: November 29, 2012	By:	/s/ Izhak Tamir
Izhak Tamir
President